                                                                    Exhibit 7.10

                               Gregory M. Shepard
                                 Attorney at Law
                              15 Country Club Place
                           Bloomington, Illinois 61701
               Telephone (309) 827-5968 Email gshepard2000@aol.com


June 23, 2003

VIA TELECOPY AND FEDERAL EXPRESS

Board of Directors
State Auto Financial Corporation
518 East Broad Street
Columbus, OH 43215-3976

Board of Directors
State Automobile Mutual Insurance Company
518 East Broad Street
Columbus, OH 43215-3976

Attention: Mr. Robert H. Moone, Chairman and CEO

Gentlemen:

I have carefully read your letters of June 4, 2003, June 6, 2003 and June 13, 2003. As the largest non-affiliated public stockholder of State Auto Financial Corporation ("STFC"), with 2 million shares, I am, again, disappointed by your intransigence to enter into a dialogue to enhance STFC shareholder value.

In an effort to reach an acceptable proposal, on May 29th, I proposed injecting surplus directly into State Automobile Mutual Insurance Company ("State Auto Mutual"), following a merger with a mutual-in-formation (Mid-West Mutual Insurance Company). State Auto Mutual, as the surviving company of the merger, would then have immediately commenced a tender offer for STFC's 10,896,332 public shares (other than my shares as of March 31, 2003) for $27.50 per share. I would have exchanged my 2,000,000 shares of STFC common stock for $55 million of STFC preferred stock without maturity or cash dividend requirements. STFC would have cashed out its outstanding stock options at $27.50 per share.

Your June 4th letter stated that my proposal lacked apparent business benefits because: 1. The proposed merger would be with a yet-to-be formed mutual insurance company; 2. State Auto Mutual would be required to borrow $400 million to complete the transaction; 3. No additional financial strength would have been brought to State Auto Mutual; and 4. The proposed transaction did not expand State Auto Mutual's insurance markets or business opportunities.

Your June 4th letter stated that an independent committee of State Auto Mutual had been created, but you have not named them or provided any minutes of their deliberations, despite my requests to receive them. Your June 6th letter states that the Board of STFC met, but again I have not received minutes of that meeting. In this era of enhanced corporate governance, it's a very serious issue when the single largest unaffiliated stockholder cannot see the minutes of meetings of his Board, who are supposed to be the guardians of STFC stockholder value.

On June 13th, in an effort to respond to your issues, I revised my proposal to eliminate the mutual merger and the surplus notes, and instead I proposed injecting additional capital through STFC preferred stock. I also increased the price from $27.50 to $29.00 per share.

According to "Insurance Mergers and Acquisitions", dated 6/17/03 ("IMA"), my $29.00 per share offer is "fairly rich", and carries a price/book ratio of 234.6%, a price/earnings ratio of 25.7x, and a price/operating earnings ratio of 29.3x. According to IMA, based on announced offers involving auto insurance since 2000, the average price/book was 93.1%, the average price/earnings was 8.3x, and the average price/operating earnings was 8.6x. I trust the special committees of both State Auto Mutual and State Auto Financial Corporation very carefully considered my proposed offer from the standpoint of value to the STFC shareholders.

Your June 13th letter back to me stated that in your view my plan continues to "use State Auto's own assets" to accomplish my tender offer. I have tried to explain to you how under the Ohio Insurance Code my proposed financing would have been booked as surplus, not debt.

In a further effort to address your issues, I now propose that State Auto Mutual, STFC and myself negotiate a transaction whereby, subject to completion of customary due diligence, I would commence a tender offer for 8,000,000 of STFC's 10,896,332 public shares (other than my shares as of March 31, 2003) for $30.00 per share. I would agree not to tender my shares in the public tender offer, and State Auto Mutual, and all directors and executive officers of State Auto Mutual and STFC, would also agree not to tender any shares. Our financing would not involve the incurrence of any debt by State Auto Mutual, STFC or their subsidiaries or affiliates. STFC would not cash out its outstanding stock options. Any transaction we might negotiate would be conditioned on my nominees representing a majority of the boards of directors of STFC, State Auto Mutual and its insurance subsidiaries and affiliates.

The many business benefits of this proposal are obvious and are responsive to the points raised in your June 4th letter. Not only is the current State Auto Mutual/STFC structure preserved, but State Auto Mutual's 26.3 million STFC common shares could be expected to rise in value significantly above their March 31, 2003 close of $16.90; perhaps increasing State Auto Mutual's financial strength by more than $200 million. My proposal provides those STFC stockholders who now desire to sell their shares an extraordinary opportunity to do so. The remaining shareholders can rest assured that I am committed to enhancing - not ignoring - value for investors.

I would like your boards to tell me and the other STFC shareholders in detail if you think this proposal is unfair from a financial point of view. If you do not think it's fair, I insist on meeting with the boards of State Auto Mutual and STFC and their respective financial representatives to find out why on earth you believe that to be the case.

I hope for your sake you are being properly advised and that you are not merely entrenching yourselves in management positions, as that would be legally actionable. I repeat my demand for all minutes of the Boards of Directors of State Auto Mutual and STFC and their special independent committees that deliberated my proposals since May 29, 2003. I repeat my demand to know the identities of the special independent committees of both Boards, as well as their independent financial advisors.

Please contact me so we may begin negotiations before June 30, 2003.

Very truly yours,

/s/ Gregory M. Shepard

Gregory M. Shepard